Exhibit 99.1

VNET Receives Unsolicited Preliminary Non-Binding Proposal to Acquire All of Its Shares

BEIJING, April 11, 2022 — VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, announced that its Board of Directors (the “Board”) has recently received an unsolicited preliminary non-binding proposal letter (the “Proposal”) from The Hina Group and Industrial Bank Co., Ltd., Shanghai Branch, proposing to acquire all of the outstanding ordinary shares of the Company for US$8.00 in cash per American depositary share, or approximately US$1.3333 per ordinary share.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal and has not made any decisions with respect to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposed transaction or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to the Proposal or any other transaction, except as required under applicable law.

Additional Information about the Proposal

The Company will furnish to the U.S. Securities and Exchange Commission (the "SEC") a current report on Form 6-K regarding the Proposal, which will include as an annex thereto the proposal letter. All parties desiring details regarding the Proposal are urged to review these documents, which will be available at the SEC's website (http://www.sec.gov).

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

ANNEX A

Confidential

April 6, 2022

Board of Directors (the "Board")

VNET Group, Inc. (the "Company")

Guanjie Building, Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

People's Republic of China

Dear Members of the Board of Directors:

The Hina Group, a China-based investment banking and private equity firm ("Hina Group"), and Industrial Bank Co., Ltd., Shanghai Branch, a Chinese joint stock commercial bank ("Industrial Bank'', together with Hina Group, "we" or "us"), are pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding shares of the Company (the "Acquisition").

We are prepared to offer US$8.00 per American depositary share ("ADS", each representing six Class A ordinary shares) or US$1.3333 per share, in cash, subject to certain conditions as discussed below. We believe this is a highly attractive offer to the Company's shareholders and we look forward to discussing our Proposal as you take it under consideration. This price represents a premium of approximately 21 % to the Company's closing price on April 5, 2022 and a premium of approximately 23% to the volume weighted average price of the Company during the past 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.

1.      Continuity of Leadership. We place significant value on continuity of leadership in the Company. We sincerely hope that the Company's controlling shareholder and key management members will rollover their equity interests with us and continue to be shareholders of the Company after the completion of the Acquisition. At present, we have not reached any agreement, arrangement or understanding with any shareholder of the Company in connection with our Proposal.

2.      Purchase Price. Our proposed consideration payable for the Acquisition is US$8.00 per ADS, or US$1.3333 per share, in cash.

3.      Funding. We intend to fund the Acquisition with a combination of equity capital and debt financing. We expect commitments for both equity and debt financing to be in place when the Definitive Agreements (as defined below) are signed.

4.      Process; Due Diligence. We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize that the Company's Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. We look forward to working with the Board and demonstrate not only our ability to bring immediate value to the Company's shareholders but also our commitment to the Company's long term business success as well as to its management and employees. We believe that we are in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions of corresponding Definitive Agreements (as defined below). In this regard, we have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our U.S. legal counsel.

5.      Definitive Agreements. We are prepared to negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the "Definitive Agreements") expeditiously. This Proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.      About Hina Group and Industrial Bank Co., Ltd.. Founded in 2003, Hina Group is one of China's leading new economy investment banking and private equity firms, focusing on the Internet, technology, consumer and healthcare sectors. Industrial Bank Co., Ltd. was established in Fuzhou City, Fujian Province in 1988 and listed on the Shanghai Stock Exchange in 2007 (Stock Code: 601166). Industrial Bank Co., Ltd. is one of the first joint-stock commercial banks approved by the State Council and the People's Bank of China.

7.     Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed our discussions with respect to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.      No Binding Commitment. This letter expresses our interest in a possible transaction but is non-binding and does not create any legal or other obligation whatsoever on the part of us, including, without limitation, any obligation to consummate any transaction. Any binding commitment would only arise by execution and delivery of Definitive Agreements by the appropriate parties thereto. We reserve the right to withdraw this indication of interest without further obligation of any kind at any time and for any reason or no reason.

Thank you for considering our Proposal. We would like to express our commitment to working collaboratively with the Company to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

[Signature pages follows]

Sincerely,

The Hina Group

By:	/s/ Hong Chen
Name:	Hong Chen
Title:	Chairman

Industrial Bank Co., Ltd., Shanghai Branch

By:	/s/ Weichun Xia
Name:	Weichun Xia
Title:	President

[Signature Page]